UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

Affinity Gaming, LLC

(Name of Issuer)

Common Units

(Title of Class of Securities)

Not Applicable

 (CUSIP Number)

Frederick H. Fogel
Silver Point Capital, L.P.
2 Greenwich Plaza, First Floor
Greenwich, CT 06830
203-542-4200

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 12, 2012

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP NO. Not Applicable
1		NAMES OF REPORTING PERSONS
SPH Manager, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO, WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
5,047,636
	8	SHARED VOTING POWER*
-0-
	9	SOLE DISPOSITIVE POWER*
5,047,636
	10	SHARED DISPOSITIVE POWER* -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
5,047,636
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
24.9% (1)
14		TYPE OF REPORTING PERSON
IA, PN
*See Item 5.

1
The percentages used herein and in the rest of this Schedule 13D/A are calculated based upon 20,226,833 outstanding common units as of September 30, 2012, as reported on the Issuer’s Form 10-Q filed on November 14, 2012.

SCHEDULE 13D

CUSIP NO. Not Applicable
1		NAMES OF REPORTING PERSONS
Edward A. Mulé

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO, WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
5,047,636
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 5,047,636
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
5,047,636
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
24.9% (1)
14		TYPE OF REPORTING PERSON
IN
*See Item 5.

SCHEDULE 13D

CUSIP NO. Not Applicable
1		NAMES OF REPORTING PERSONS
Robert J. O’Shea

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO, WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
5,047,636
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 5,047,636
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
5,047,636
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
24.9% (1)
14		TYPE OF REPORTING PERSON
IN
*See Item 5.

    This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on May 7, 2012, as amended by Amendment No. 1 filed by the Reporting Persons on October 31, 2012 and Amendment No. 2 filed by the Reporting Persons on November 5, 2012 (as amended as of the date hereof, the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 3 shall have the meaning assigned to such term in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

As described in Item 4 below, the Reporting Persons acquired additional Common Units using investment capital of SPH Investment.

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On December 12, 2012, the Reporting Persons acquired 350,000 Common Units, subject to approval of the Issuer (no later than December 20, 2012), in a private transaction.  Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Units, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate.

Item 5.  Interest in Securities of the Company.

Items 5(a) and 5(c) are hereby amended and restated as follows:

(a)  The Reporting Persons beneficially own the Common Units.  There were 20,226,833 Common Units outstanding as of September 30, 2012, as reported in the Issuer’s Form 10-Q filed on November 14, 2012.  The beneficial ownership of the Reporting Persons represents approximately 24.9% of the outstanding Common Units.

(c) Except as disclosed below, the Reporting Persons have not effected any transactions in the Issuer’s Common Units since November 5, 2012.

Date	Number of Common Units Purchased/Sold	Price per Common Unit	Nature of Transaction
12/12/2012	350,000	$12.10	Private Purchase

Item 7.  Material to be filed as Exhibits.

    Exhibit 7.01: Joint Filing Agreement, dated December 14, 2012.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:   December 14, 2012

SPH MANAGER, LLC

By:	/s/ Edward A. Mulé
Name: Edward A. Mulé
Title: Member

EDWARD A MULÉ /s/ Edward A. Mulé
ROBERT J. O'SHEA /s/ Robert J. O’Shea

Exhibit 7.01

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)          Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  December 14, 2012

SPH MANAGER, LLC

By:	/s/ Edward A. Mulé
Name: Edward A. Mulé
Title: Member

EDWARD A MULÉ /s/ Edward A. Mulé
ROBERT J. O'SHEA /s/ Robert J. O’Shea